

October 23, 2012

Via E-mail
Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

> **Re: Meganet Corporation**
> **Amendment No. 7 to Form S-1**
> **Filed September 27, 2012**
> **File No. 333-176256**

Dear Mr. Backal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 5 from our letter dated May 16, 2012. Although we note your revision on page 5, please add a specific risk factor that addresses the inconsistent statements between the Investor Updates and legend provided under Item 501 of Regulation S-K.

Management's Discussion and Analysis, page 13

2.   We note your revised disclosure on page 13 that you expect potential product sales in the next 18 to 24 months of more than $10,000,000 and that management expects reasonably 50% of these potential product sales to produce revenue. We note two potential orders from third world countries account for much of the $10,000,000 in the pipeline but these orders have been delayed due to budgetary issues. Based on the importance of these orders to your business, please provide more detail on the budgetary issues causing the

delay including whether you are taking any actions to expedite the closing of these orders (and disclosing these actions), and disclose any other factors that would help investors understand your ability to close on these orders.

3. We also note your statement in the second paragraph on page 14 that there will be sales sufficient to cover the 12 months of cash operating expenses. In light of the 18 to 24 months necessary for the two orders noted above, please advise whether this statement requires further revision.

You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gary R. Henrie, Esq.